SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35296; File No. 812-15549

Oaktree Strategic Credit Fund, et al.

August 15, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Oaktree Strategic Income, LLC, Oaktree Strategic Credit Fund, Oaktree Specialty Lending Corporation, Oaktree Gardens OLP, LLC, Oaktree Capital Management, L.P., Oaktree Fund Advisors, LLC, Oaktree Capital Management (UK) LLP, Oaktree Capital Management (Europe) LLP, Oaktree Capital Management (International) Limited, LFE European Asset Management S.à r.l., Oaktree High Yield Bond Fund, L.P., Oaktree High Yield Fund II, L.P., Oaktree Expanded High Yield Fund, L.P., Oaktree Global High Yield Bond Fund, L.P., Oaktree European High Yield Fund, L.P., Oaktree Senior Loan Fund, L.P., Oaktree Enhanced Income Fund III, L.P., Oaktree Enhanced Income Fund III (Parallel), L.P., Oaktree CLO 2014-1 Ltd., Oaktree CLO 2014-2 Ltd., Oaktree CLO 2015-1 Ltd., Oaktree CLO 2018-1 Ltd., Oaktree

CLO 2019-1 Ltd., Oaktree CLO 2019-2 Ltd., Oaktree CLO 2019-3 Ltd., Oaktree CLO 2019-4 Ltd., Oaktree CLO 2020-1 Ltd., Oaktree CLO 2021-1, Ltd., Oaktree CLO 2021-2, Ltd., Oaktree CLO 2022-1, Ltd., Oaktree CLO 2022-2, Ltd., Oaktree CLO 2022-3, Ltd., Oaktree CLO 2023-1, Ltd., Oaktree CLO 2023-2, Ltd., Oaktree CLO Equity Fund I, L.P., Oaktree Strategic Credit Fund A, L.P., Oaktree Strategic Credit Fund B, L.P., Ace Strategic Credit Holdings (Cayman), L.P., Exelon Strategic Credit Holdings, LLC, Oaktree-Minn Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree-NGP Strategic Credit, LLC, Oaktree-TBMR Strategic Credit Fund, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TCDRS Strategic Credit, LLC, Oaktree-TSE 16 Strategic Credit, LLC, Oaktree AZ Strategic Lending Fund, L.P., Oaktree Jalapeno Investment Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree PRE Life Sciences AIF, L.P., Oaktree Life Sciences Lending Fund, L.P., Oaktree Life Sciences Lending Fund (Parallel), L.P., Oaktree Life Sciences Lending Fund (Parallel 2), L.P., Oaktree Life Sciences Lending Fund, SCSp, Oaktree Life Sciences Lending Fund (Parallel), SCSp, Oaktree Loan Acquisition Fund, L.P., INPRS Emerging Markets Total Return Holdings, LLC, Investin Pro RED Holdings, LLC, Investin Pro RED Holdings S.à.r.l., Oaktree Gilead Investment Fund, L.P., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Direct Lending Fund, L.P., Oaktree Direct Lending Fund Unlevered, L.P., Oaktree Direct Lending Fund (Parallel), L.P., Oaktree Direct Lending Fund Unlevered (Parallel), L.P., Oaktree Debt Acquisition Fund (Parallel 2), L.P., Oaktree Direct Lending Fund, SCSp, Oaktree Alpha Credit Fund, L.P., Oaktree Mezzanine Fund IV, L.P., Oaktree Mezzanine Fund V, L.P., Oaktree Mezzanine Fund V (Parallel), SCSp, Oaktree SBIC Fund, L.P., Oaktree Middle-Market Direct Lending Fund, L.P., Oaktree Middle-Market Direct Lending Unlevered Fund, L.P.,

Oaktree Middle-Market Direct Lending Fund (Parallel), L.P., Oaktree Middle-Market Direct Lending Unlevered Fund (Parallel), L.P., Oaktree Middle-Market Direct Lending Fund (Parallel 2), L.P., Oaktree European Capital Solutions Fund (Parallel), L.P., Oaktree European Capital Solutions Fund, L.P., Oaktree European Capital Solutions Fund II, L.P., Oaktree European Capital Solutions Fund II, SCSp, Oaktree European Capital Solutions Fund, SCSp-RAIF, Oaktree European Capital Solutions Fund III, L.P., Oaktree European Capital Solutions Fund III, SCSp, Oaktree Mercury Investment Fund, L.P., Oaktree European Special Situations Fund, L.P., Oaktree Maritime and Transportation Fund, L.P., Oaktree Emerging Markets Debt Total Return Fund, L.P., Oaktree Boulder Investment Fund, L.P., Oaktree Epsilon Investment Fund, L.P., Oaktree Opportunities Fund X, L.P., Oaktree Opportunities Fund X (Parallel), L.P., Oaktree Opportunities Fund X (Parallel 2), L.P., Oaktree Opportunities Fund Xb, L.P., Oaktree Opportunities Fund Xb (Parallel), L.P., Oaktree Opportunities Fund Xb (Parallel 2), L.P., Oaktree Opportunities Fund XI, L.P., Oaktree Opportunities Fund XI (Parallel), L.P., Oaktree Opportunities Fund XI (Parallel 2), SCSP, Oaktree Opportunities Fund XI (Parallel 3), L.P., Oaktree Latigo Investment Fund, L.P., Oaktree Opportunities Fund XII, L.P., Oaktree Opportunities Fund XII (Parallel), L.P., Oaktree Opportunities Fund XII (Parallel 2), SCSp, Oaktree Opportunities Fund XII (Parallel 3), L.P., Oaktree Opportunities Fund XII (Parallel 4), SCSp, Oaktree Huntington Investment Fund II, L.P., Oaktree Cascade Investment Fund I, L.P., Oaktree Cascade Investment Fund II, L.P., Oaktree Cascade Investment Fund III, L.P., Oaktree Value Opportunities Fund, L.P., Oaktree Phoenix Investment Fund, L.P., Oaktree Glacier Investment Fund, L.P., Oaktree TX Emerging Market Opportunities Fund, L.P., Oaktree Emerging Market Opportunities Fund, L.P., Oaktree Glacier Investment Fund II, L.P., Oaktree Moraine Co-Investment Fund, L.P., Oaktree Emerging Markets Opportunities Fund II, L.P.,

Oaktree FF Emerging Markets Opportunities Fund, L.P., Oaktree Oasis Investment Fund, L.P., Oaktree Special Situations Fund, L.P., Oaktree Special Situations Fund II, L.P., OCM Avalon Co-Investment Fund, L.P., Oaktree Avalon Co-Investment Fund II, L.P., Oaktree Star Investment Fund II, L.P., Oaktree Special Situations Fund III, L.P., Oaktree Special Situations Fund III (Parallel 2), SCSp, Oaktree European Principal Fund IV, L.P., Oaktree European Principal Fund IV, S.C.S., Oaktree Power Opportunities Fund IV, L.P., Oaktree Power Opportunities Fund IV (Parallel), L.P., Oaktree European Principal Fund V, L.P., Oaktree European Principal Fund V, SCSp, Oaktree Power Opportunities Fund V, L.P., Oaktree Power Opportunities Fund V (Parallel), L.P., Oaktree Power Opportunities Fund VI, L.P., Oaktree Power Opportunities Fund VI (Parallel 3), L.P., Oaktree Transportation Infrastructure Fund, L.P., Oaktree Transportation Infrastructure Fund (Parallel), L.P., Oaktree Transportation Infrastructure Fund (Parallel 2), L.P., Oaktree Transportation Infrastructure Fund (Parallel 3), L.P., Oaktree Transportation Infrastructure Capital Partners, L.P., Oaktree Transportation Infrastructure Capital Partners (Parallel), L.P., Oaktree Transportation Infrastructure Capital Partners (Parallel 2), L.P., Oaktree Baltimore Investment Fund, L.P., Oaktree TICP Managed Co-Investment Fund, L.P., Oaktree Ports America Capital Partners, L.P., Oaktree Real Estate Opportunities Fund VII, L.P., Oaktree Real Estate Opportunities Fund VII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 2), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 4), L.P., Oaktree Real Estate Opportunities Fund VIII, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel), S.C.Sp, Oaktree Real Estate Opportunities Fund VIII (Parallel) 2, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 3, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 4, L.P., Oaktree Real

Estate Opportunities Fund VIII (Parallel) 5, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 6, L.P., Oaktree Real Estate Opportunities Fund IX, L.P., Oaktree Pinnacle Investment Fund, L.P., Oaktree Real Estate Debt Fund II, L.P., Oaktree Real Estate Debt Fund II (Parallel), L.P., Oaktree Real Estate Debt Fund III, L.P., Oaktree Real Estate Debt Fund III (Lux), S.C.Sp, Oaktree Real Estate Debt Fund III (Parallel), L.P., Oaktree Real Estate Debt Fund IV, L.P., Oaktree-TSE 16 Real Estate Debt, LLC, Oaktree (Lux.) FS S.C.SP. SICAV RAIF, Oaktree Patriot Investment Fund, L.P., Tirro Fund, L.P., Oaktree Real Estate Income Fund, L.P., Oaktree Real Estate Income Fund (Parallel), L.P., Oaktree Real Estate Income Fund (Parallel II), L.P., Oaktree Real Estate Income Fund (Parallel III), L.P., Oaktree Emerging Markets Equity Fund, L.P., Oaktree Value Equity Fund, L.P., Oaktree Private Investment Fund IV, L.P., Oaktree-Forrest Multi-Strategy, LLC, Oaktree TT Multi-Strategy Fund, L.P., Oaktree Global Credit Fund, L.P., Oaktree GC Super Fund, L.P., Oaktree Huntington-GCF Investment Fund, L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Absolute Return Income Fund, L.P., Oaktree Global Credit Plus Fund, L.P., Oaktree Broadgate Multi-Strategy Fund, L.P., Oaktree Route 66 Multi-Strategy Fund, L.P., and Oaktree Emerging Market Debt Fund, L.P.

Filing Dates: The application was filed on February 13, 2024, and amended on May 17, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, September 9, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Mary Gallegly, Managing Director, Oaktree Capital Management, L.P., at mgallegly@oaktreecapital.com; and William G. Farrar, Esq., Sullivan & Cromwell LLP, at farrarw@sullcrom.com.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated May 17, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.